ISOTIS
   OrthoBiologics(TM)                          BLOOMBERG CODES: ISON.AS/GNS.TO



                       ISOTIS / GENSCI MERGER COMPLETE:
         "ISOTIS ORTHOBIOLOGICS" EMERGES AS A MAJOR NEW GLOBAL PLAYER

LAUSANNE / BILTHOVEN / IRVINE, OCTOBER 27, 2003 - IsoTis (ISON: SWX/Euronext) is proud to announce the full completion of the merger between IsoTis S.A. and GenSci OrthoBiologics Inc. (GNS: TSX). This marks the creation of a new global contender in the rapidly growing field of OrthoBiologics.

With the combination of the two companies' sales and marketing functions and the integration of R&D virtually complete, IsoTis now stands well positioned towards establishing itself as a world market leader in OrthoBiologics, the fastest growing segment of the US$16 billion orthopedics market.

The OrthoBiologics sector, driven in large part by an aging, increasingly active population, is expected to keep growing at double digit percentages for the next several years. IsoTis OrthoBiologics combines considerable expertise in natural bone grafts, synthetic bone graft substitutes, carrier technologies and growth factors.

IsoTis has 6 leading edge products on the market, 9 more in the near to medium term pipeline and a focused, clearly defined longer-term research and product development program. The independent distribution network of 400 sales representatives provides a solid foundation for future top line North American growth, while a full product offering of leading edge technologies will help fuel the vigorous expansion of the highly fragmented, relatively underdeveloped European and international markets.

As previously stated, in light of recent revenue growth and market penetration trends of the company's products, management expects that full-year 2003 sales of IsoTis OrthoBiologics will slightly exceed 2002 combined sales of US$ 23 million. Management expects IsoTis OrthoBiologics to become cash-flow break-even and profitable during 2005.

Jacques Essinger, CEO of IsoTis OrthoBiologics said: "We are delighted at the completion of the merger. The opportunities for the company and its shareholders are significant. We have a strong product range on the market with substantial distribution power; we have a near-term pipeline and the development expertise to keep introducing new orthobiologics solutions; we have access to one of the world's largest research groups in our field to fuel long-term growth; and we have the organization and the financial resources to put the company on a steep growth curve in the years to come."

ISOTIS ORTHOBIOLOGICS - IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis S.A., a Swiss-Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands and in Irvine, California, US. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 9 in development, pro-forma product sales of US$ 23 million in 2002, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam, and the Main Board of the Swiss Exchange.

FOR INFORMATION CONTACT:
-----------------------
Hans Herklots                       Louis G. Plourde
Media & investor relations          Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: louis.plourde@isotis.com
E-mail: investor.relations@isotis.com
Website: www.isotis.com



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ISOTIS
   OrthoBiologics(TM)                          BLOOMBERG CODES: ISON.AS/ GNS.TO



(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that implementing the merger may not provide all or any of the benefits projected, as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)


ANNEX
NOTICE TO GENSCI SHAREHOLDERS
-----------------------------
The merger has been effected by way of a Plan of Arrangement under the Company Act (British Columbia). In accordance with the Plan, the directors of GenSci Regeneration Sciences Inc. have fixed the initial share exchange ratio (the portion of an IsoTis Share to be exchanged for each GenSci share) at a minimum of 0.46 of an IsoTis Share for each GenSci Share. Later this week, on October 31, the GenSci board will make a final determination of GenSci's tax and other liabilities resulting from the plan of arrangement, at which time the final share exchange ratio will be determined. In no event will the share exchange ratio be less than 0.46 of an IsoTis Share for each GenSci share.

The issuance of new IsoTis Shares is subject to formal registration of the shares in Switzerland, which is expected to be completed on October 30, 2003, barring any unforeseen circumstances.



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ISOTIS
   OrthoBiologics(TM)                          BLOOMBERG CODES: ISON.AS/ GNS.TO
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                                                                  CORPORATE FACTSHEET

                                                    encourage a greater percentage of
Orthobiologics Defined:                             the population to seek treatment.
-----------------------                             |-----------------------------------|
Orthobiologics combines advances in                 |Figure 11: Global bone graft       |
biotechnology, materials sciences and               |          substitute and growth    |
tissue biology to promote and enhance               |          factor market value,     |
the body's natural ability to regenerate            |          $US (m) 2001-2006a       |
and repair musculoskeletal tissue.                  |                                   |
                                                    | 2006E |++++++++++++===------      |
Corporate Overview                                  |       |                           |
------------------                                  | 2005E |++++++++++===----          |
ISOTIS Orthobiologics was created as a              |       |                           |
result of the merger between Swiss-Dutch            | 2004E |+++++++++==----            |
biomedical company ISOTIS S.A., and                 |       |                           |
US-based GenSci Orthobiologics, of                  | 2003E |+++++++==--      +US       |
Irvine, California. With expected 2003              |       |                 =Japan    |
revenues slightly exceeding the US$23               | 2002E |+++++==---       -Europe   |
million pro-forma for 2002, more than               |       |                  Total    |
US$50 million cash by the end of 2003,              | 2001  |++++==--                   |
and highly complementary product and                |-------|--|--------|-----|-----|---|
technology platforms, the new company               |       0 500    1,000   1,500 2,000|
is set to become a significant global               |             Value $US(m)          |
force in orthobiologics, the fastest                |                                   |
growing segment of the US$16 billion                |Source: Datamonitor    DATAMONITOR |
orthopedics market. The combined entity             -------------------------------------
expects to sustain continued long-term
growth in revenues through immediate                Principal Applications for Products
development of its innovative                       -----------------------------------
orthobiologics pipeline. The companies              SPINAL FUSION
have already identified a variety of                Degenerative disc disease,
ongoing product development programs                characterized by a progressive
that have the potential to lead to                  compression of the intervertebral
breakthrough products in musculoskeletal            discs, afflicts nearly half the US
repair.                                             population between forty and sixty
                                                    years of age and approximately 90
Recent Developments                                 percent of Americans older than
-------------------                                 sixty.
The just-completed merger transaction               TRAUMA
and the months leading to its completion            Over 500,000 orthopaedic fractures
have provided both companies an                     occurring annually in the US
opportunity to restructure, sharpen our             eventually progress to delayed union
focus, dramatically reduce operating                or nonunion fractures. Among
expenses and divest or out-license                  fractures not resulting from
non-core research programs, with a view             osteoporosis, sports injuries,
to achieving rapid top line revenue                 automobile and heavy machinery
growth and profitability while securing             accidents are the main culprits.
a downstream interest in non-core                   JOINT REVISION
technology product development programs.            Hip, knee, shoulder, and small joint
o 10/03: ISOTIS and University of Twente            replacements are common orthopaedic
  Establish World Class Orthobiologics              procedures designed to replace the
  Research Group                                    function of joints, most often
o 08/03: ISOTIS signs worldwide                     necessary due to advanced
  exclusive licensing agreement for                 osteoarthritis.
  Allox, its lead cell-based product                BONE VOID FILLING, ILIAC CREST
  treatment of chronic skin wounds with             BACKFILLS
  Healthpoint Inc. (USA)                            When a tumor is removed, or another
                                                    type of bone void exists, bone graft
The Orthobiologics Market                           or a bone substitute will usually be
-------------------------                           utilized to replace lost volume and
Bone graft substitutes, processed                   provide an osteoconductive material
allograft products, and genetically                 to encourage bone growth.
engineered bone growth factors have                 CRANIOMAXILLOFACIAL SURGERY
significant future potential within                 Grafting and bone substitutes are
orthopaedics. In line with trends in all            used in conjunction with
of the major orthopaedic market segments,           craniomaxillofacial reconstruction
demographics will be the biggest driver             and repairs.
increasing both value and volume of the             ORAL AND PERIODONTAL REPAIR
bone graft substitutes market. As the               Oral and periodontal repairs usually
global population continues to age, and             require the use of a bone graft,
the average level of physical activity              filler or substitute and may be
grows, the number of orthopaedic                    performed by oral surgeons,
procedures which require the use of bone            periodontists, and general dentists.
grafts and substitutes will continue to
increase. Further, minimally invasive               Existing Product Platforms
procedures will                                     --------------------------
                                                    GenSci OrthoBiologics is recognized
                                                    as a significant participant in the
                                                    North American bone graft
                                                    substitutes market. Its OrthBlast(R)
                                                    II, DynaGraft(R) II, and Accell(R)
                                                    DBM 100 product lines are
                                                    well-recognized and accepted in the
                                                    orthopaedic community. ISOTIS
                                                    contributes its innovative synthetic
                                                    bone graft substitute
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ISOTIS
   OrthoBiologics(TM)                          BLOOMBERG CODES: ISON.AS/ GNS.TO

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

                                                           ACCELERATE EUROPEAN AND OTHER INTERNATIONAL SALES
OsSatura(TM), its family of other small medical            The breadth of the new ISOTIS' combined product platforms
devices, and its promising PolyActive(TM) BCP              and an established European production sales and marketing
program, which constitutes a potential breakthrough        infrastructure provides an opportunity to rapidly ramp up
in the treatment of osteochondral defects. In the          European and international sales and establish a stronghold
first half year of 2003, OsSatura(TM) received both        in what remains a highly fragmented, underdeveloped
the CE mark (on the claim of osteoconductivity and         marketplace.
osteoinductivity) and FDA 510(k) approval (on the
claim of osteoconductivity) in quick succession.           COMBINED NEW PRODUCT DEVELOPMENT
                                                           The merger has brought together GenSci's expertise in
|------------------------------------------------|         natural bone (demineralized bone matrix) and carrier
|Figure 9: Global bone graft substitute and      |         technologies with ISOTIS' expertise in synthetic bone graft
|          growth factor market value,           |         substitutes. Combining natural and synthetic technology
|          $US (m) 2001-2006a                    |         platforms will enable the Combination to obtain approval
|                                                |         for a number of new, superior bone graft substitute products
|              2001 2002E 2003E 2004E 2005E 2006E|         in the course of 2004 and 2005, and launch these products
|                                                |         through the existing distribution channels. By 2006, the
|US           539.4 628.4 748.3 914.6 1,074 1,236|         Combination expects to obtain regulatory approval for its
|Growth (%)          16.5  19.2  22.0  17.4  15.1|         potential breakthrough solution for osteochondral defects,
|                                                |         PolyActive(TM) BCP. Exclusive focus on orthobiology and
|Japan         79.9  89.7 100.4 115.0 135.2 165.1|         applying a strict medical device product development
|Growth (%)          12.3  12.0  14.6  17.5  22.1|         approach will ensure a clearer regulatory pathway.
|                                                |
|Europe Total 112.5 133.4 157.3 197.4 272.8 371.1|         Management
|Growth (%)          18.6  17.9  25.5  38.2  36.0|         Jacques R. Essinger, Ph D, Chief Executive Officer
|                                                |         Pieter Wolters, Chief Financial Officer
|France        32.1  36.6   41.6 53.7  75.2 103.4|         John F. Kay, Ph D, Chief Scientific Officer
|Growth (%)          14.0   13.6 29.2  39.9  37.5|         Jim Hogan, President, EMEA/Asia Pacific
--------------------------------------------------
                          source Datamonitor 2002          Board of Directors of ISOTIS OrthoBiologics
                                                           James S. Trotman, Chairman
BUSINESS STRATEGY & KEY FORWARD MARKET DRIVERS             Aart Brouwer, Vice-Chairman
ISOTIS Orthobiologics becomes a company with immediate     Patrick Aebischer
and substantial critical mass in the fast growing          Darrell Elliott
field of orthobiologics. Its goal, based on sales          Jacques Essinger
growth and improving margins, is to enter the top          Henjo Hielkema
tier of the global orthobiology industry. Management       Daniel Kollin
identified the following drivers for growing
sales and improving margins:

LEVERAGE EXISTING US DISTRIBUTION CHANNEL
ISOTIS intends to fully support independent distributors
and their 400 dedicated sales reps with the potential
for substantially increased sales to their existing
customer base by:
o  offering a combined "natural" and "synthetic" product
   mix, initially consisting of OrthoBlast(R) II,
   Dynagraft(R) II, Accell(R) DBM 100 and
   OsSatura(TM);
o  aggressive R&D initiatives to develop and obtain timely
   approvals for a series of superior new products;
o  having the means for a pointed ISOTIS OrthoBiologics
   corporate marketing campaign;
o  providing solid product marketing, sound scientific
   and clinical data to support product claims.
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CORPORATE HEADQUARTERS:              EUROPEAN OPERATIONS:                                 NORTH AMERICAN OPERATIONS:
-------------------------------------------------------------------------------------------------------------------------
18-20, AVENUE DE SEVELIN             PROF. BRONKHORSTLAAN 10-D                            2, GOODYEAR
1004 LAUSANNE, SWITZERLAND           3723 MB BILTHOVEN, THE NETHERLANDS                   IRVINE, CA 92618
PHONE: +41 21 620 60 00              PO BOX 98, 3720 AB BILTHOVEN, THE NETHERLANDS        PHONE: 949 595 8710
FAX: +41 21 620 60 60                PHONE: +31 30 229 5 229                              FAX:  949 595 8711
www.isotis.com                       FAX: +31 30 228 0 255
-------------------------------------------------------------------------------------------------------------------------
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CONTACTS
GLOBAL Investor and Media Relations: Hans Herklots - +31 30 229 5271 -
hans.herklots@isotis.com

US & CANADA Investor Relations: Louis Plourde, +1 514 277 5984 - louis.plourde@isotis.com
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

(Certain statements in this fact sheet are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,'
'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of ISOTIS Orthobiologics.
Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of ISOTIS. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of ISOTIS' clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents.
For a more detailed description of the risk factors and uncertainties affecting ISOTIS, refer to the Joint Information Circular and to ISOTIS' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. ISOTIS is not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This fact sheet shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

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